September 27, 2010

Via FACSIMILE
Securities and Exchange Commission
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: H. Christopher Owings, Assistant Director Chris Chase, Staff Attorney

RE:  BCS SOLUTIONS, INC.
     AMENDMENT NO. 4 TO REGISTRATION STATEMENT ON FORM S-1
     FILED JUNE 8, 2010
     FILE NO. 333-167386

Mr. H. Christopher Owings & Mr. Chris Chase:

         This letter responds to comments of the Staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff to BCS Solutions, Inc. (the "Company") dated September 16, 2010 regarding the above-referenced Registration Statement on Form S-1 (as amended) (the "Registration Statement").

         For your convenience, we have included each of the Staff's comments before each of the Company's responses. References in this letter to "we," "our" or "us" mean the Company as the context may require.

STAFF COMMENT 1:

Please update the financial statements and related financial information in accordance with the requirements set forth in Rule 8-08 of Regulation S-X.

RESPONSE:

We concur with the Staff and have updated the financial information to be compliant with Rule 8-08 of Regulation S-X.

STAFF COMMENT 2:

We note your response to comment one of our letter dated August 25, 2010 and your indication that you are not a blank check company. IN an appropriate place in your registration statement, please state as much and provide your reason(s) why. Please also state, if true, that neither you, nor any of your shareholders, have any plans to be acquired or to merge with another company nor do you, nor any of your shareholders have plans to enter into a change of control or similar transaction.

RESPONSE:

We concur with the Staff and updated the disclosure to indicate that we are not a blank check company and why. In addition, we added the additional disclosure that we do not have any plans to be acquired or to merge with another company nor any of your shareholders have plans to enter into a change of control or similar transaction.

STAFF COMMENT 3:

Please tie footnote 3 on your cover page to an appropriate portion of your fee table such as the "Amount to be Registered" column heading.

RESPONSE:

We concur with the Staff and have tied the footnote to the "Amount to be Registered" reference.

STAFF COMMENT 4:

Please revise the last paragraph of your Summary of Our Offering discussion to:

      o Clarify that the range of potential proceeds from the offering is from a loss of $5,000 to a gain of $25,000.

      o Clarify that you must sell all of the shares in the offering in order to have sufficient proceeds to complete the business plan and prototype of pre-authorized checking, and

      o Even once you have completed the business plan and prototype, you will need additional resources in order to begin generating revenues.

Please also ensure that your disclosure in consistent throughout your prospectus as to how you intend to use the proceeds of this offering. You indicate on page 14 that if less than the maximum proceeds are raised, you will first use any proceeds received for "essential business operations such as SEC filings," however, it is unclear how you intend to allocate any amount toward such costs considering your disclosure that completion of your business plan and prototype are expected to utilize all of your maximum net proceeds of $25,000.

RESPONSE:

We concur with the Staff and have updated the Summary of our Offering section to clarify the amounts raised and requirements to complete our plan and prototype. In addition, we have updated the disclosures of the use of funds to be accurate and consistent throughout the registration statement.

STAFF COMMENT 5:

Please expand the last paragraph of the Products section on page 18 to briefly disclose, as you do on page 20, your plans to hire Scott Spriggs to create your prototype.

RESPONSE:

We concur with the Staff and have updated the products section to disclose the fact we plan to hire Scott Spriggs to create our prototype.

STAFF COMMENT 6:

Please expand your discussion on page 20 to disclose the status of your plans to hire Mr. Spriggs. For example, disclosure whether you have entered into an contractual arrangement with Mr. Spriggs, and if so, please briefly outline the terms of that agreement and file a copy as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE:

We concur with the Staff and have updated the disclosure about Mr. Scott Spriggs. We plan to put together an agreement after the shares are sold.

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

STAFF COMMENT 7:

Please revise the first full paragraph on page 21 to clarify when you plan to hire employees versus contractors.

RESPONSE:

We concur with the Staff and have updated the reference to hiring employees versus contractors.

STAFF COMMENT 8:

Please revise to clarify why you will require $25,000 in resources to identify "additional resources necessary to implement your plan." If you have not determined all of the steps necessary to execute your business plan for purposes of generating revenues, please state this. Otherwise it is unclear how these resources will be utilized.

RESPONSE:

We concur with the Staff and have updated the disclosure to reflect that we have not identified all the resources necessary to execute our business plan.

STAFF COMMENT 9:

The second sentence of the last paragraph on page 21 begins "[w]e anticipate the work will require ... " Please revise to clarify to which "work" you are referring. In this regard, we note that the items you identify in the sentence appear to require a total of $120,000, which is inconsistent with the capital amount you refer to needing in the preceding sentence.

RESPONSE:

We concur with the Staff and have revised the reference to "work" and the items and capital reference of $120,000.

         We trust that you will find the foregoing responsive to the comments of the Staff Comments. Please direct any comments or questions regarding this letter or the Registration Statement to the undersigned at 916-289-0434.

Sincerely,

/s/ Tyler Vorhies

Tyler Vorhies
Chief Executive Officer

Enclosure

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